

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 27, 2008

Craig Burton
Chief Executive Officer
Datone, Inc.
7235 Oswego Road
Liverpool, NY
13090

> **Re: Datone, Inc.**
> **Form 10-SB**
> **Filed on February 1, 2008**
> **File No. 000-53075**

Dear Mr. Burton:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm in your response letter that you have given notice of the dividend distribution to FINRA in accordance with Rule 10b-17.

2. Update your financial information to reflect your audited financial statements for the year ended December 31, 2007. Also, update your non-financial information as appropriate

(e.g. executive compensation information).

Explanatory Note, page 2

3.   Explain why the spin-off was delayed and clarify whether all the conditions to the spin-off will be fulfilled upon the dissemination of the information statement.

Summary of Distribution, page 4

4.   Explain how odd lot holdings (i.e., holdings not evenly divisible by 10) will be handled in the distribution.

Management's Discussion and Analysis, page 11

5.   Provide more detailed analysis regarding the causes for the material changes in your financial conditions as well as management's assessment of whether such changes will continue in the future. For example, (i) explain why salaries, payroll taxes and insurance expenses decreased significantly (page 13), (ii) explain why the number of payphones has decreased significantly and indicate whether management anticipates that such decrease will continue (page 13); and (iii) explain how your strategy of removing unprofitable payphones has impacted and will continue to impact revenue, commissions and telecommunication costs (page 12).

6.   Discuss management's plans for the business going forward.

7.   For each period presented, quantify the number of payphones privately owned and company owned. Clarify whether you only receive service and repair revenue from privately owned payphones and whether the privately owned phones solely represent unprofitable phones that you previously sold to site owners.

8.   Discuss management's assessment of the uncertainty regarding your ability to continue as a going concern as noted in Note 7 to your financial statements.

9.   We note your statement in Note 6 to your financial statements that management has certain plans regarding the private placement of shares and the development of an inventory and website. Please discuss these plans in this section as well as their anticipated impact on your results of operations, liquidity and capital resources.

10.   We note your statement on pages 14 and 17 that your principal stockholders have agreed to "fund [your] operations for the next twelve month period and beyond." Please identify the stockholders, provide the material terms of this arrangement and indicate whether it is in writing or, if it is not, how it is going to be enforced.

11.   Please discuss your cash flow used by operating activities in your liquidity sections.

12.   We note your statement on page 13 that professional fees decreased in the nine-month
        period ending September 30, 2007 as compared with the previous nine-month period.
        We also note your statement on pages 14 and 16 that your legal and accounting expenses
        have increased in preparation of becoming a public company. Please reconcile these
        statements and provide a more detailed, and quantified, if possible, assessment of the
        anticipated costs you will incur as a public company.

Results of Operations for the Nine Months Ended September 30, 2007 Compared with the Nine
Months Ended September 30, 2006, page 11

Operating Expenses, page 13

13.   We note that you have a new lease for the building you occupy. Please provide the
        disclosures required by paragraph 16 of SFAS 13 in your notes to the financial
        statements.

14.   We note your statement on page 14 that you expect your results of operations will
        provide you with the necessary funds to satisfy your liquidity needs for the next 12
        months. Please provide more detail regarding management's assessment in light of your
        historical net losses and the disclosure in Note 6 to your financial statements.

Results of Operations for the years ended December 31, 2006 and 2005, page 14

Revenue, page 15

15.   We refer to your statements that "service and repair sales decreased by $16,404" and
        "this decrease was related to less payphones being owned by the Company." These
        statements are unclear to us. Please revise to explain why less payphones owned by you
        would result in a decrease in service and repair sales.

Our Business, page 17

16.   We note your statement that you were incorporated on August 9, 2000.   Eastern
        Environment Solutions Corp.'s Form 10-K for the period ended December 31, 2006
        indicates that you were incorporated August 30, 2000. Please reconcile these statements.

Service and Maintenance, page 21

17.   Please explain your contractual relationship, if any, with the field service technicians and
        your sales team. Please explain who installs your payphones as well as any contractual
        relationships with such parties.

Intellectual Property, page 24

18.   Please disclose the duration of the license for smart card payphone technology that you license from Quortech. See Item 101(b)(7) of Regulation S-B.

Executive Compensation, page 26

19.   Disclose the material terms of your employment arrangements with Mr. Burton and Mr. Passalaqua. For example, what type of services does Mr. Passalaqua perform for the company and how is pay determined. See Item 402(c) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 27

20.   We note your statement that "to the extent directors and executive officers own *or will own* USIP common stock before the distribution" (emphasis added) they will receive your common stock in the spin-off. Please revise to clarify that executive officers and directors will receive stock only if they owned USIP stock on the record date.

21.   Please provide the information required by Item 201(a)(2) of Regulation S-B.

Certain Relationships and Related Transactions, page 30

22.   Please provide the interest rate, the principal, and the interest paid during the respective years for the payables due to USIP and NB Telecom, Inc. See Item 404(a) of Regulation S-B.

23.   We note that the outstanding balance on obligations owed to Joseph C. Passalaqua and USIP were 0$ as of September 30, 2007. Clarify whether these obligations have been satisfied and whether there is any commitment for additional funding in the future.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

24.   We note that this letter incorrectly references "Note 7" when it should be referencing "Note 6". Please revise.

Balance Sheets, page F-2

25.   Please disclose the terms of your long-term liabilities in your notes to the financial statements.

Statements of Cash Flows, page F-5

26.   Please tell us how you derived your proceeds from the sale of equipment. Also, tell us where you present your sales of payphone units in your statements of operations. If you do not present sales of payphone units in revenues, please revise notes 1 a. and 1 f. to clarify that fact. If you do present sales of payphone units in revenues, please tell us why you believe this presentation is appropriate.

f. Revenue Recognition, page F-7

27.   We note your statement that "revenue from dial around calls is recorded based upon estimates until the coin collection revenues are generated when callers deposit coins into the phones to make calls." Please tell us what you mean by this statement. Further, please:

- Tell us why revenue from dial around calls is recorded based upon estimates.
- Tell us how you determine those estimates.
- Tell us the timetable involved between your estimate and coin collection.
- Tell us the accuracy of your estimates.

28.   We note your statement that revenues on commissions, phone card sales, and telephone equipment repairs and sales are realized when the services are provided. Please clarify whether revenues include sales of actual telephones and equipment. Please note that if revenues include sales of telephones and equipment then product revenue should be recognized in accordance with SAB 104. Please revise or advise.

Note 2 – New Accounting Pronouncements, page F-9

29.   It appears from your disclosures that you have not adopted FIN 48. Since FIN 48 is effective for fiscal years beginning after December 15, 2006, you should have adopted it during the period ended September 30, 2007. Please revise.

Note 5 – Related Party Transactions, page F-11

30.   Please revise to clarify what you mean by the statement "Datone recorded extra expenses per the allocation of $142,296 for the year ended December 31, 2005." Also, disclose whether there was a similar allocation for the period in 2006 up to the spin off.

Note 7 – Property, page F-12

31.   Please revise to present similar information for your major classes of assets for the years ended December 31, 2006 and 2005.

Exhibits

32.	Please include as exhibits to your registration statement the lease for your facility and the relevant contracts for each of your related party transactions. See Item 601 of Regulation S-B. If you believe the filing of these agreements is not required, please provide a supporting analysis in your response letter.

*	*	*	*

As appropriate, please amend your filing and respond to these comments within ten business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director

cc: Benjamin Tan, Esq.
        (via facsimile)